CUBO BEVERAGES INC.
P&L 2023 - DRAFT

**FY 2023**

| Account | In K USD |
|---|---:|
| Sales | **27** |
| COGS | **15** |
| **Gross Profit** | **12** |
| Expenses | |
| Admin | 109 |
| IT | 27 |
| Marketing | 25 |
| Payroll | 487 |
| Professional Fees | 98 |
| Rent | 35 |
| Taxes | 2 |
| **Total Expenses** | **783** |
| **Net Operating Income** | **-771** |

CUBO BEVERAGES INC.
Balance Sheet 2023 - DRAFT

| Account | In K USD |
|---|---|
| | **FY 2023** |
| Cash | 23 |
| Inventory | 36 |
| Fixed Assets | 2,078 |
| Intangible Assets | 45 |
| **Total Assets** | **2,183** |
| Accrued Expenses | 6 |
| Equity | 2,177 |
| **Total Liabilities** | **2,183** |